

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 31, 2007

Mr. Barry E. Davis
President and Chief Executive Officer
Crosstex Energy, Inc. and Crosstex Energy, L.P.
2501 Cedar Springs
Dallas, TX 75201

> **Re: Crosstex Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 0-50536**
>
> **Crosstex Energy, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 0-50067**

Dear Mr. Davis:

We have reviewed your Form 10-K's for the Fiscal Year Ended December 31, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Crosstex Energy, Inc.

Schedule 14A filed March 30, 2007

Executive Compensation

Compensation Discussion and Analysis, page 11

1.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

2.   Please disclose the actual performance goals established for each named executive officer and disclose whether the goals were met. If you believe that you are not required to disclose the goals, please provide us with analysis supporting your position. To the extent that you have an appropriate basis for omitting the information, discuss how difficult it would be for you to achieve the undisclosed goal.

3.   Please tell us the percentage of time that each of the executive officers and directors devote to the business of Crosstex Energy, LP. We may have further comment.

4.   You state that you establish base levels for your compensation program based upon the historical experience for similar services rendered, market data and responsibilities of the particular named officer. Please identify and discuss in detail the "market data" you utilize in such an analysis, including the identity of any companies against which you benchmark compensation.

Long-Term Incentive Plans, page 13

5.   Please revise your disclosure to discuss in more detail the reasons for awarding the named executive officers bonus amounts and incentive awards that significantly differ in value. Discuss material differences in compensation policies with respect to individual named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Potential Payments Upon Termination or Change-in-Control, page 16

6.   Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the change of control plans.

Crosstex Energy, L.P.

Form 10-K for the year ended December 31, 2006

7.   To the extent the above comments are applicable, please provide corresponding changes to the disclosure under Item 11, Executive Compensation, starting on page 50.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have comments on the financial statements and related matters. Please contact Mike Karney at (202) 551-3847 or in his absence, Anne Nguyen-Parker at (202) 551-3611 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director